Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

CORPORATE GOVERNANCE POLICY

INDEX

1. PURPOSE

2. REGULATORY AND SELF-REGULATORY ENVIRONMENT

3. CODE OF ETHICS

4. SENIOR MANAGEMENT

5. STOCKHOLDERS’ RIGHTS

6. TRANSPARENCY

7. STOCK OPTION PLAN

8. BUSINESS WITH RELATED PARTIES

9. SOCIO-ENVIRONMENTAL RESPONSIBILITY

10. ITAÚ UNIBANCO VISION

11. SCOPE

12. APPROVAL

1. PURPOSE

This Corporate Governance Policy (Policy) consolidates the Corporate Governance principles and practices adopted by Itaú Unibanco Holding S.A. (Itaú Unibanco).

Corporate Governance involves the management and monitoring of the relationship between the company, the Board of Directors and the Committees related to it, including the Audit Committee, the Executive Board, the Independent Audit, the Fiscal Council, its Stockholders and the Market. Good Corporate Governance practices add value to society, facilitating access to capital and contributing to its long-term viability.

The foundation stone on which Itaú Unibanco’s Policy rests is the search for excellence in Corporate Governance with a view to strengthening and creating the best conditions for the development of the institution and that of its subsidiaries.

The Policy is integral to the Bylaws, the Internal Charters of the Board of Directors and other statutory bodies and Committees, the Code of Ethics and other internal regulations of Itaú Unibanco in such a way as to reflect and consolidate the existing structures for protecting the interests of the stockholders and the market, serving as yardsticks for the management of the company.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A. (POLICY)	1

2. REGULATORY AND SELF-REGULATORY ENVIRONMENT

Itaú Unibanco is a financial institution with shares listed on three stock exchanges: the São Paulo Stock Exchange (BM&FBOVESPA), the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE). In the case of the latter two, trading takes place through depositary receipts representing the company’s shares (ADRs on the NYSE and CEDARs in the case of BCBA).

As a financial institution, the company is subject to the norms of the National Monetary Council (CMN) and to the rules of and inspection by the Central Bank of Brazil.

As a listed company with shares trading on the above mentioned stock exchanges in Brazil, Argentina and the United States, it is subject to the rules and inspection of the local authorities which regulate the respective capital markets: the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), Comisión Nacional de Valores (CNV) and Securities and Exchange Commission (SEC), respectively, including the rules relative to Corporate Governance.

In addition, as a holding company controlling a range of companies acting in various segments of the market, it includes under its umbrella, controlled companies which are subject to the  rules of the respective regulatory and self-regulatory authorities (if signatories) for these sectors such as, among others, the National Council of Private Insurance (CNSP), Superintendency of Private Insurance (SUSEP), the Complementary Pension Secretariat (SPC), the Brazilian Financial and Capital Markets Entities Association (ANBIMA) and the Brazilian Association of Listed Companies (ABRASCA).

In Brazil, one of the principal regulations applicable to Itaú Unibanco reflects the adherence to BM&FBOVESPA’s Corporate Governance Level 1 listing, to which the company signed up on a voluntary basis in June 2001. Pursuant to Level 1 listing rules, Itaú Unibanco must adopt differentiated practices of corporate governance, such as greater transparency in disclosure to the market, maintenance of a minimum free float and share dispersion via public offerings of shares, respecting the interests of the minority stockholders. In addition, in 2011, Itaú Unibanco signed up to the ABRASCA Self-Regulatory Code for Control and Disclosure of Material Information.

In the United States, Itaú Unibanco is subject to the Sarbanes-Oxley Act of July 2002, and also the   NYSE and SEC requirements applicable to foreign issuers, among them the necessity of constituting an Audit Committee and validation of the company’s internal controls and financial statements. The establishment of the Audit Committee is also a determination of the Brazilian legislation (CMN 3198/04 and CNSP 118/04 resolutions).

3. CODE OF ETHICS

Itaú Unibanco’s operation is based on principles that sustain an organizational culture focused first and foremost on the development of people, on strict compliance with the rules and regulations and on a permanent vocation for development. To assist in the implementation of these principles, since 2000, Itaú Unibanco has maintained its Code of Ethics, widely disseminated throughout the company and periodically updated to align it with changes in the international scenario.

4. SENIOR MANAGEMENT

Senior management encompasses the General Stockholders’ Meeting and the following bodies: Board of Directors, Executive Board, Fiscal Council as well as the Committees directly related to the Board of Directors, namely the Strategy Committee, the Appointments and Corporate Governance Committee, the People Committee, Risk Management and Capital Committee, Compensation Committee and the Audit Committee, the latter also being a statutory committee.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A. (POLICY)	2

The above mentioned committees (Committees) maintain a relationship with the Board of Directors, their members being elected or nominated by this body, the purpose being to create the conditions for the uniform handling and systemization of matters of strategic relevance and for controls of Itaú Unibanco. The Board of Directors and the Committees operate as collegiate bodies, seeking to arrive at a consensus through dialog and the systemic view which characterize Itaú Unibanco’s management.

4.1 General Meetings

The supreme body of the company is the General Meeting, which brings stockholders together, either on an ordinary or extraordinary basis, through a convening notice as called for under Law 6.404/76 (Corporate Law).

The Annual General Meeting is held in the first four months of each year, for examination, discussion and voting of the financial statements reported by management, decision on the allocation of the net income for the fiscal year, payout of dividends and election of members to the Board of Directors and the Fiscal Council. The Extraordinary General Meeting is held when convened to decide on key matters (when not the exclusive responsibility of the Annual General Meeting).

4.1.1 Voting and Share Types

The Corporate Bylaws provide for two types of shares: common and preferred, both book entry, with no par value and in a single class. Each common share gives its holder the right to one vote in the General Meetings.

Preferred shares carry no voting rights  except in specific cases enshrined in the legislation, However they give their holder (i) priority in the receipt of the annual minimum, non-accumulative dividend of R$ 0.022 per share, which will be adjusted in the event of stock or reverse stock splits; (ii) participation on equal terms to those involving common shares in the receipt of distributed profits, once the payout of dividends on common shares determined in (i) above, and (iii) the right in an eventual sale of control to be included in a public offering for acquisition of shares, being guaranteed a price equal to 80% of the value paid to a share with voting rights, part of the controlling group (tag along).

4.2 Board of Directors and Committees

Operating on a collegiate basis, the Board of Directors is a mandatory body in a listed company. Among other functions, it is incumbent on the Board to provide general guidance on the company’s business, elect the members of the Executive Board and supervise its management. It is incumbent on the Executive Board to exercise operational and executive functions in line with the guidelines established by the Board of Directors.

The structure, make up and powers of the Board of Directors is enshrined in the Bylaws of Itaú Unibanco and its rules for functioning are established in the Internal Charter. To promote the renovation of  members on the Board of Directors and pursuant to the best practices of Corporate Governance, in 2006  amendments were made to the Bylaws involving some rules of transition making persons more than 75 years of age ineligible to hold seats on the Board of Directors. In 2009, this limit was reduced to 70.

The Board of Directors is  made up of stockholders of Itaú Unibanco and can have between 10 (ten) and 14 (fourteen) members. At the first meeting immediately subsequent to the Annual General Meeting which elected it, Board Members shall choose the Chairman from among their peers and from 1 (one) to 3 (three) Vice Chairmen.

4.2.1 Independent Member of the Board of Directors

The independence of the Board Members is designed especially to safeguard the company’s interests and those of its minority stockholders, to foster the debate of ideas eventually different to those of the Directors nominated by the controlling group. In this context, the Board’s Internal Charter rules that the independent Directors may meet to examine specific themes relevant to the company, reporting to the Chairman of the Board on the matters discussed and eventual suggestions on measures to be adopted.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A. (POLICY)	3

An independent Director is one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a stockholder, part of the controlling group or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect said Director’s capacity and impartiality of analysis and point of view.

In this context for example a person may not be deemed independent who:

- holds either a direct or indirect stake in the capital stock of the company or any other company controlled by it or under common control, equal or higher than 5% (five percent);

- is included in a stockholders’ agreement or is connected to the controlling shareholding group, directly or indirectly (through a corporate entity or due to family member ties*);

- is or has been in the past three years an employee or officer of the company or of a company under the same control or whose family relative* is or has been an officer of the company or a company subject to the same control;

- is or has been (or whose family member* is or has been), in the last three years, the responsible technician, partner, director, manager, supervisor or any other member, with a managerial function, of the team involved in external auditing work for the company or of a company subject to the same control.

The Appointments and Corporate Governance Committee shall vouch for the independence of the Director, the said Committee’s examination not necessarily being restricted to the limits or the relationships exemplified above.

(*) Family members are spouses, blood relatives or related by direct or collateral affinity to the second degree of affinity.

4.2.2 Committees related to the Board of Directors

a) Strategy Committee

Within the scope of the Board of Directors, the Strategy Committee has as its principal function, the discussion of relevant matters and those of a significant impact. It is also incumbent on the said Committee to: (i) support the Board of Directors in the discussion with the  Executive Board of Itaú Unibanco on the strategic guidelines for  business issues; (ii) issue opinions and recommendations on strategic guidelines, thus enriching discussions and decisions of the Board of Directors; (iii) within the scope of the Board of Directors, take the initiative in discussions on key matters and those with a significant impact; (iv) review opportunities for investment submitted by the Executive Board and which have a critical impact on the business; and (v) issue opinions and recommendations on proposed investment opportunities, providing input for Board of Directors’ discussions and decisions.

With respect to Itaú Unibanco’s budgetary guidelines, it is incumbent on the Strategy Committee (i) to propose budgetary guidelines to the Board of Directors; (ii) to conduct an in-depth  discussion with the Executive Board in order to allow the budgetary guidelines to be defined; (iii) to make recommendations to the Board of Directors, following discussion with the Executive Board, on the budget for the current year; and (iv) to advise and support the Chief Executive Officer in the monitoring of the corporate strategy for the budget.

The members of the Strategy Committee are elected annually by the Board of Directors and may be members of the Board itself, the Executive Board of the company and of controlled companies or professionals of proven knowledge in the area.

b) Appointments and Corporate Governance Committee

The Appointments and Corporate Governance Committee’s principal function is to accompany the governance of the company, especially in relation to matters concerning the Board of Directors.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A. (POLICY)	4

In this context, it is incumbent on the Appointments and Corporate Governance Committee: (i) to identify, analyze and propose candidates to the Board for submission to the General Meeting, determining if the candidate shall be deemed, if elected, an internal, external or independent director; (ii) to review periodically criteria for defining an independent director in accordance with the principles of governance and the applicable regulations, recommending to the Board any modifications deemed necessary and reevaluating the situation of each Director in the light of the new independence criteria which may eventually be established; (iii) to evaluate the functioning of the Board of Directors; (iv) to discuss and make recommendations on succession to the chairman of the  Board of Directors and of the Directors, establishing a succession plan; (v) to discuss and make recommendations on guidelines and processes of selection and nomination of the Chief Executive Officer; (vi) to discuss and make recommendations on the succession of the Chief Executive Officer, establishing a succession plan; and (vii) to assist in the identification of the Directors qualified to fill vacancies on the Committees which are subordinate to the Board, including the Appointments and Corporate Governance Committee, in this context specifically furnishing an opinion on the proposed Directors’ independence and financial specialization for the Audit Committee. The Appointments and Corporate Governance Committee shall, and whenever deemed appropriate, propose changes in the make-up of the Board of Directors  and the Committees that are subordinated to it, as well as propose changes to the structure of the Committees which are subordinated to it, including the creation and/or extinguishment of Committees.

The Appointments and Corporate Governance Committee is also responsible for Board performance appraisal processes, being incumbent on the Committee to (i) recommend appraisal processes for the Board, Directors, Chairman of the Board, Committees and Chief Executive Officer; and (ii) provide methodological and procedural support to the evaluation of the Board, Board Directors, Chairman of the Board, Committees and Chief Executive Officer. It is also incumbent upon this Committee to propose the apportionment of the aggregate compensation set by the General Meeting among the directors.

Finally, based on criteria previously established by the Board of Directors, the Appointments and Corporate Governance Committee shall also examine and disclose situations where there is a potential conflict of interests between the Directors and the companies under the umbrella of the Itaú Unibanco Conglomerate, particularly in relation to (i) situations arising from external activities carried on by the Directors, such as participation of members of the Board of Directors or the Executive Board in statutory bodies of other companies not part of the Itaú Unibanco Conglomerate; and (ii) transactions between Directors and companies under the umbrella of the Itaú Unibanco Conglomerate.

On an annual basis, the Board of Directors shall nominate Directors to sit as members of the Appointments and Corporate Governance Committee. Notwithstanding, the Committee may also invite company executives and specialists in the area of human resources and corporate governance to make up the Committee.

c) People Committee

The People Committee is responsible for the preparation and revising of the compensation policy for members of management and the staff of the company, proposing to the Board of Directors the various forms of fixed and variable compensation as well as fringe benefits and special recruitment and severance programs.

Furthermore, it is incumbent on the People Committee to (i) propose guidelines for policies of recruitment, appraisal and career development of the companies pertaining to the Itaú Unibanco Conglomerate, guaranteeing the  development of successors for all key positions; (ii) discuss, monitor and advice the Executive Board on the career of strategic talents in the Itaú Unibanco Conglomerate (from 100 to 150 people), such talents not necessarily being identified by their rank in the hierarchy, thus analyzing the effectiveness of the established policies; (iii) monitor the performance of the key executives in the Itaú Unibanco Conglomerate, evaluating the results against set targets; (iv) monitor the results of the trainees program (recruitment  during the year, progress made by trainees from previous years and an overall analysis of the program); (v) be informed of the system of appraisal used by the Executive Board for appraising employees of the Itaú Unibanco Conglomerate, examining their adherence to the stipulated guidelines; and (vi) provide support in establishing guidelines for monitoring and counseling  executives holding the positions analyzed by this Committee.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A. (POLICY)	5

Furthermore, the said Committee has an advisory function on the skills and profile of talents necessary for the Itaú Unibanco Conglomerate to achieve its medium term aspirations in accordance with ethical and moral principles; to recommend general recruitment policies; to be  cognizant on what other companies from the same sector are seeking as a profile for their own key executives; to advise on the engagement of consultants and specialists to assist in the hiring process; to monitor the quantity of people by business units in relation to the established targets; to discuss the culture, suitability of profile and the needs of training; to be informed on the policy for  training courses and processes used by the Executive Board for upgrading the skills of the talents in the organization; and provide support on the definition of further education programs.

Finally, the People Committee is responsible for approving the grant of stock options of the Itaú Unibanco Conglomerate, being responsible for the institutional decisions within the scope of the  stock option plans sponsored by the company.

The Board of Directors shall annually nominate the Directors to comprise the People Committee. Notwithstanding, the Committee may also invite officers from the company and specialists in the area of human resources and corporate governance to make up the Committee.

d) Risk Management and Capital Committee

It is incumbent  on the Risk Management and Capital Committee to support the Board of Directors in the performance of their responsibilities relative to the management of risks and capital of the Company, submitting reports and recommendations on these issues for the resolution of the Board with respect to the: i) decision on the Company’s appetite for risk in terms of capital, liquidity, results and company franchise, ensuring these aspects are in alignment with the strategy and including: acceptable levels of capital and liquidity for the Company, types of risk to which the Company could be exposed as well as aggregate limits for each type of risk, tolerances to volatility of results and risk concentrations, general guidelines on tolerance to risks that may have an impact on the value of the Company’s franchise (example: risk of image); ii) supervision of  the Company’s risk control management activities in order to ensure their suitability to the levels of risk assumed and to the complexity of the operations as well as the meeting of regulatory requirements; iii) revision and approval of policies and strategies for the management of capital, which establish mechanisms and procedures for maintaining the capital compatible with the risks that are taken by the institution;  iv) establishing the minimum return expected on the Company’s capital stock as a whole and its lines of business as well as monitoring performance; v) supervision of the incentive structures, including  compensation, for ensuring alignment to the objectives of risk control and creation of value; vi) fostering improvement in the Company’s risk culture.

The Risk Management and Capital Committee shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of notorious knowledge in the area. The Chairman shall be nominated from among the Directors, elected members of the Committee. The function of a member of the Committee may not be delegated. The election of the members of the Committee shall take place at the first meeting of the Board of Directors immediately following the Annual General Meeting. The Board of Directors may elect or remove members at any time.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A. (POLICY)	6

e) Compensation Committee

The Compensation Committee covers the definitions and discussions on the compensation of the principal officers of the Itaú Unibanco Conglomerate. In the light of the growing discussions on the compensation of management in financial institutions and in order to adhere to best governance practices in effect both domestically and internationally, it is incumbent on the Compensation Committee to ensure the equilibrium of the institution’s risk management practices.

The principal functions of the Compensation Committee are to: (i) discuss and analyze the existing compensation models for Itaú Unibanco S.A. and for Banco Itaú BBA S.A. (including the treasury area), taking into account market practices and suitability of the compensation models to the management and control of risks; (ii) propose a compensation package for the Chief Executive Officer of Itaú Unibanco Holding for approval of the Board of Directors; and (iii) evaluate and approve the compensation packages, proposed by the Chief Executive Officer, for the Executive Vice Presidents of Itaú Unibanco S.A. and for the Chief Executive Officer and for the Executive Vice Presidents of Banco Itaú BBA S.A, including fixed and variable incomes, fringe benefits and long term incentives.

Additionally, the Compensation Committee shall evaluate the impacts of National Monetary Council Resolution 3.921/2010 and other legislation with respect to existing compensation in countries where the company’s subsidiaries are operating, it being incumbent on the Committee to propose the necessary measures to ensure compliance with these norms.

On an annual basis, the Board of Directors shall nominate the Directors who shall comprise the Compensation Committee. Notwithstanding, the Committee may also invite officers and specialists in the area of human resources and corporate governance to make up the Committee.

f) Audit Committee

A statutory body instituted by the General Meeting in April 2004, the Audit Committee is only required for institutions authorized to operate by the Central Bank of Brazil and for companies under the supervision of the Superintendency of Private Insurance that are part of the Itaú Unibanco Conglomerate and reports to the Board of Directors. This Committee fully meets the provisions of CMN Resolution 3198/2004,  CNSP Resolution 118/2004, the Sarbanes-Oxley Act and NYSE norms, in these latter two, where applicable to foreign private issuers.

Pursuant to its Internal Charter, approved by the Board of Directors, it is incumbent on the Audit Committee to supervise: (i) the processes of internal controls and risk management; (ii) the internal audit activities and (iii) the activities of the independent audit companies of the Itaú Unibanco Conglomerate.

It is also incumbent on the Committee to safeguard (i) the quality and integrity of the financial statements; (ii) compliance with the legal and regulatory requirements; (iii) operation, independence and quality of the work of the independent audit companies; (iv) the operation, independence and quality of the work of the Internal Audit; and (v) the quality and effectiveness of the internal control and risk management systems.

The Audit Committee is made up of at least three and at the most, seven members elected annually by the Board of Directors from among the latter’s members and from professionals of proven knowledge in the accounting and audit area, conditional on (i) the chairman – to be appointed by the Board of Directors – being exercised by a Director; and (ii) one of the members of this Committee, at least, being designated as Financial Specialist. The election of the members of the Audit Committee shall take place normally at the meeting of the Board of Directors at which the Executive Board of Itaú Unibanco is elected. In the election, the criteria of independence in the Audit Committee Regulations and the applicable regulation shall be taken into account.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A. (POLICY)	7

In addition, the Committee must, severally or  jointly with the respective independent audit companies for the Itaú Unibanco Conglomerate, formally notify the Central Bank of Brazil and the Superintendency of Private Insurance of any eventual evidence of: (i) non-compliance with the  legal and regulatory norms, which might put the continuity of any of the Itaú Unibanco Conglomerate companies at risk; (ii) fraud of a value perpetrated by the management of any of the companies in the Itaú Unibanco Conglomerate; (iii) significant fraud practiced by employees of any of the companies in the Itaú Unibanco Conglomerate, or by third parties; and (iv) errors which result  in critical inaccuracies in the financial statements of any of the companies in the Itaú Unibanco Conglomerate.

For the semesters ending June 30 and December 31, the Audit Committee is responsible for preparing the “Audit Committee Report”, which covers information required by the prevailing  regulations. In addition to the mandatory information, the report of December 31 also includes aspects relative to (i)  a formal evaluation of the work carried out by the internal and external audit in the fiscal year; (ii) the self evaluation of the Committee; and (iii) training of the Committee’s members.

Together with the semi-annual and annual financial statements of Itaú Unibanco Conglomerate, a summary of the Audit Committee Report is published containing its principal information. Finally, the Audit Committee Report is made available to the Central Bank of Brazil, Superintendency of Private Insurance, and the Board of Directors for a minimum term of five years as from the date of its conclusion.

4.3 Fiscal Council

The Fiscal Council is an independent management body comprising from 3 (three) to 5 (five) members elected by the General Meeting to supervise the activities of management and the independent auditors. The composition, functioning, duties and responsibilities of the Fiscal Council are established in its Internal Charter. Its responsibilities include the preparation of a technical opinion on the quarterly and annual reports submitted for approval of the stockholders (which should be made available to the stockholders up to one month prior to the date set for the Annual General Meeting). The holders of the preferred shares have the right to elect an effective member and respective alternate to this Council. Minority stockholders are equally entitled to elect an effective member where they represent jointly, 10% (ten percent) or more of the shares with voting rights.

Pursuant to Itaú Unibanco’s Bylaws, the Fiscal Council is not permanently installed and its installation depends on a decision by the General Meeting in accordance with the Corporate Law. The Fiscal Council has been uninterruptedly installed since 2000. The members nominated by the controlling stockholders of Itaú Unibanco are independent professionals with wide experience in the financial market.

5. STOCKHOLDERS’ RIGHTS

5.1 Dividend Policy

Since July 1980, Itaú Unibanco has maintained as its dividend distribution policy the monthly payout of dividends and complementary semi-annual and annual payments.

In each fiscal year, the stockholders have the right to receive as a mandatory dividend, an amount no less than 25% (twenty-five percent) of the posted net income in the same fiscal year, adjusted up or down for the specific values in letters “a” and “b” of subsection I of Article 202 of Law 6.404/76 and pursuant subsections II and III of the same legal provision. In addition to the mandatory dividend, the Board of Directors may (i) propose to the Annual General Meeting the payout of dividends calculated on the basis of retained earnings, revenue reserves and, in some cases, capital reserves and (ii) establish the payment of interest on capital. Payment of interim dividends or interest on capital is incorporated as an integral part of the mandatory dividend for the fiscal year.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A. (POLICY)	8

5.1.1 Dividend Reinvestment Program

The Dividend Reinvestment Program (PRD)  was launched in 2004 as a further benefit to Itaú Unibanco stockholders, permitting the automatic investment of the dividends in the purchase of preferred or common shares. Any stockholder with an Itaú Unibanco S.A. current account, whether a personal or corporate entity, may participate in the PRD.

Itaú Unibanco’s PRD was the first CVM-registered and approved dividend reinvestment program of a Brazilian company, having the following advantages to Itaú Unibanco stockholders: (i) offers a safe, efficient, systematic and organized share purchase alternative; (ii) allows individual share purchase offers to be combined with the offers of all the other stockholders of the same company which have adhered to the PRD, thus increasing investment volumes and consequently a reduction in brokerage fees when compared to a regular acquisition of shares; and (iii) promotes a gradual increase of  participation in the capital stock of the company and in distributed dividends.

5.2 Tag Along

The Tag Along is a minority stockholder defense mechanism (those stockholders not part of the controlling group) which guarantees a minimum price the shares of minorities in an eventual sale of the company’s control.

Brazilian corporate legislation requires that in the event of the sale of a listed company, the acquiring party must make a public offering for the acquisition of the common shares of the non-controlling stockholders at a minimum price equal to 80% (eighty percent) of the value paid per share to the controlling group. A  General Meeting of Itaú Unibanco, held in April 2002, extended to the holders of preferred shares the same tag along right. Thus at Itaú Unibanco, the tag along is a right granted not only to the holders of common shares (as prescribed in law), but also to the holders of the preferred shares.

BM&FBOVESPA  has included Itaú Unibanco as a component of the ITAG – Special Tag Along Stock Index created to differentiate and raise the profile of companies dispensing greater attention to their minority stockholders.

6. TRANSPARENCY

6.1 Investor Relations

The prime objective of the Investor Relations area (IR) is to transparently and accessibly disseminate information on Itaú Unibanco on which an investment in shares of its own issue can be based. Hence, the IR area seeks to consolidate and maintain Itaú Unibanco’s image of leadership and innovation in the capital markets, always underscoring respect for legal and ethical principles.

Public meetings held by the IR area are one of the most important communication channels and appreciated by investors, analysts and stockholders. The opportunity to discuss strategies and reported results with Senior Management can represent a decisive factor in making investments. BM&FBOVESPA requires that companies with a Corporate Governance listing hold at least one investor meeting annually.

Since 1996, Itaú Unibanco has held public meetings at the APIMEC’s (Association of Capital Markets Analysts and Investment Professionals) regional offices as well as various presentations overseas. At these meetings and presentations, Itaú Unibanco aims to give a clear picture to the domestic and international financial community as to its performance, strategy for the creation of stockholder value and perspectives for the future, among other themes of investor interest.

Other important aspects of Investor Relations policy are the IR website and the Domestic and International Conference Calls with stockholders, analysts and potential investors which take place quarterly a day after the announcement of Itaú Unibanco Financial Conglomerate’s results and, in certain instances, following the announcement of material facts.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A. (POLICY)	9

These initiatives play an important role in Corporate Governance practices and establish in a dynamic and democratic fashion the opportunity for direct contact between the stockholders, the market and Itaú Unibanco, facilitating access to key information on the company.

6.2 National and International Stock Indexes

The success of Itaú Unibanco in its objective of  achieving excellence in Corporate Governance is recognized in its inclusion in the principal stock indexes that measure the degree of adherence of the company to recognizably effective practices in this area. These indexes include ITAG, already cited, and the IGC - BM&FBOVESPA Corporate Governance Stock Index, a listing which groups companies able to offer greater investor security.

In the same line, Itaú Unibanco’s shares are also now components of the BM&FBOVESPA Corporate Sustainability Stock Index (ISE), created jointly with various institutions, among them the Brazilian Corporate Governance Institute, and becoming a benchmark for socially responsible investment and a catalyst for good practices in the Brazilian corporate sector.

The shares of Itaú Unibanco have also been part of the Dow Jones Sustainability World Index (DJSI World) since its creation in 1999. DJSI World validates companies of recognized corporate sustainability, with the capacity to create long-term stockholder value, through the ability to leverage opportunities and manage the risks associated with economic, environmental and social factors. Selection not only takes into account financial performance, but principally the quality of management, which should combine economic values with social and environmental activities as a means to long-term sustainability.

6.3 Policy for Disclosure of an Act or Material Fact, Share Trading Policy and Disclosure and Trading Committee

CVM Instruction 358 of July 2002 established that listed companies should adopt a Policy for Disclosure of an Act or Material Fact (Disclosure Policy) and may adopt a Policy for Trading of Own Shares (Trading Policy). Both were adopted by Itaú Unibanco.

In addition to the adoption of a Disclosure Policy and a Trading Policy, Itaú Unibanco has gone beyond the scope of the above Instruction by creating a specific committee for the management of the policies. Among the listed companies in Brazil, it is a pioneer in the creation and operation of such a committee, in all its initiatives the objective being the improvement of corporate governance practices.

The Disclosure and Trading Committee has the prime function of administering the Trading and Disclosure  Policy. Its function shelters a range of internal initiatives for improving information flow and safeguarding the ethical conduct of its management and staff member signatories to the  policies in order to: (i) assure the transparency, quality, equality and safety of the information provided to stockholders, investors, the press, governmental authorities and to other capital market agents; (ii) respect and to apply the criteria established in the policies such that members of management, stockholders, controlling stockholders and employees, as well as third parties that have a professional relationship or one of trust with the company, adhere to ethical and legal standards in the trading of the company’s securities, or securities benchmarked to them; (iii) evaluate Trading Policy guidelines and procedures and those which must be pursued in the disclosure of an act or material fact and in maintaining the confidentiality of such information, established by the Disclosure Policy as well as to examine the content of press releases prior to their publication; (iv) monitor and regulate adherence  of the management and other employees of the Itaú Unibanco Financial Conglomerate  to the policies, and (v) verify cases of violations of the policies, making eventual infringements known to the Board of Directors and the Ethics Committee.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A. (POLICY)	10

The Committee meets when so convened by the Investor Relations Officer, the latter being a permanent member. The Committee is made up of between 2 (two) and 10 (ten) members nominated from among the members of the Board of Directors, the Executive Board and controlled companies and among professionals of proven knowledge in the capital markets area.

Operational Rules for Treasury

In November 2004, following a broad-based national and international survey of best Corporate Governance practices, Itaú Unibanco became the first Brazilian company on a voluntary basis to adopt Operating Rules for the Trading of Shares as Treasury Stock. These rules now govern trading in shares issued by Itaú Unibanco on stock exchanges where its shares are eligible for trading.

In Itaú Unibanco management’s view, the adherence to these Rules has brought innumerous benefits, among which the reduction in operational, financial and strategic risk, the creation of an internal culture for these operations in the capital markets, the reduction in the possibility of market concentration or improper price fixing, the underscoring of the strategy for the repurchase of securities focused on the preservation of liquidity and stockholder value. All this leads to a greater transparency for this type of operation.

7. STOCK OPTION PLAN

Since 1995, as a practice Itaú Unibanco has included the granting of stock options in the compensation package of its officers and the officers of controlled companies.

The purpose of the Stock Option Plan is to make officers and directors parties to the medium and long-term development of the company, thus allowing them to participate in the enhancement in value which their work and dedication has brought to the shares of the company. The People Committee is responsible for the management of the Plan, designating each year those eligible to receive options, their quantity and price as well as taking institutional decisions according to the scope of the stock option plans sponsored by the company.

8. BUSINESS WITH RELATED PARTIES

The business between Itaú Unibanco  and related parties is conducted according to the legal and ethical norms.

These norms do not limit the capacity of Itaú Unibanco to conclude operations in the interfinancial market with its affiliates which are financial institutions, these operation being conducted at the same prices, terms and rates as prevailing in the market. Operations are excluded from the consolidated position and from the result of Itaú Unibanco’s operations, and are inspected by independent auditors and published quarterly in the Account Statements.

The remaining agreements with related parties follow the same criterion of strict submission to the legal rules, to avoid any intercompany favoritism or favoritism to controlling companies. For this reason, any agreements are always subject to exhaustive analysis by Senior Management. Should transactions be conducted involving parties, members of the Board of Directors of Itaú Unibanco, these must be examined by the Appointments and Corporate Governance Committee.

9. SOCIO-ENVIRONMENTAL RESPONSIBILITY

Itaú Unibanco’s  practices of socio-environmental responsibility are characterized by the ethical and transparent  relationship which the company enjoys with employees, clients, stockholders, suppliers, governments, non-governmental organizations, the press, partners, communities and other strategic stakeholders, based upon respect for the human being, legality and diversity as well as the commitment to the quality of products and services and on the preservation of the environment. The company has two internal governance organs for managing this agenda and manned by representatives from different areas: the Socio-environmental Responsibility Commission and the Executive Committee for Socio-environmental Responsibility.

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A. (POLICY)	11

Itaú Unibanco has various relationship channels with its strategic stakeholders, among which the Itaú Social Foundation and the Itaú Cultural Institute. Both act as catalysts for the company’s social investments, the first focused on quality public education and the second on the dissemination of the Brazilian culture.

Itaú Unibanco’s collegiate bodies (Board of Directors, committees and commissions) also discuss matters linked to the socio-environmental theme. Among these organs of particular note are: the Senior Ethics Committee, the Audit Committee, the Disclosure and Trading Committee and the Prevention and Fight against Illegal Activities Commission.

The campaign undertaken by Itaú Unibanco S.A., a wholly owned subsidiary of Itaú Unibanco, denominated the Rational Use of Credit as well as Itaú Unibanco’s adhesion to the Equator Principles are both emblematic of the organization’s concern with credit policies and sustainable development which are aligned to the aspirations of contemporary society.

10. ITAÚ UNIBANCO’S VISION

Itaú Unibanco’s focus is on creating stockholder value. One of the means of achieving this is through the adoption of best Corporate Governance practice, a continuous and long-term process directed towards the company’s sustainable growth.

In this context, values of transparency, ethics and a constant concern with the community together with a high degree of social and environmental responsibility are uppermost, the consequence being the strengthening of Itaú Unibanco as a solid and long-lasting organization.

11. SCOPE

Itaú Unibanco’s Corporate Governance Policy is published in the website www.itau-unibanco.com.br/ri.

It is applicable to Itaú Unibanco Holding S.A. and to its controlled companies in Brazil and overseas.

The operational companies with shares listed on the stock exchange have their own rules of corporate governance.

12. APPROVAL

This Policy was approved by the Board of Directors at its meeting on April 25, 2011.

___________________________

CORPORATE GOVERNANCE POLICY OF ITAÚ UNIBANCO HOLDING S.A. (POLICY)	12